Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com 212.634.3067 direct jfessler@sheppardmullin.com

August 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RenovoRx, Inc.
Registration Statement on Form S-1
Filed July 21, 2021
File No. 333-258071

Ladies and Gentlemen:

This letter sets forth the responses of RenovoRx, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff on July 28, 2021 (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Registration Statement on Form S-1 (File No. 333-258071) filed with the Commission on July 21, 2021 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed herewith.

Form S-1 filed July 21, 2021

Exhibits

1.

Please revise Article X of your Sixth Amended and Restated Certificate of Incorporation to clearly state that the federal district courts of the United States of America will be the exclusive forum for resolving any complain asserting a cause of action arising under the Securities Act or the Securities Exchange Act of 1934, consistent with your disclosure on page 105. Alternately, please provide reasonable assurance that you will make future investors aware of the provision’s limited applicability by including such disclosure in your future Exchange Act reports.

RESPONSE: We have revised Article X of our Sixth Amended and Restated Certificate of Incorporation to clearly state that the federal district courts of the United States of America will be the exclusive forum for resolving any complain asserting a cause of action arising under the Securities Act or the Securities Exchange Act of 1934. We are re-filing our Sixth Amended and Restated Certificate of Incorporation as Exhibit 3.3 to Amendment No. 1.

August 5, 2021

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Jeffrey Fessler

Jeffrey Fessler

for SHEPPARD, MULLIN, RICHTER & HAMPTON llp

SMRH:4824-5318-5262.1

cc: Shaun Bagai, CEO